Silicon Storage Technology, Inc.

VIA IDEA

June 10, 2009

Kevin L. Vaughn

Eric Atallah

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Re:	Silicon Storage Technology, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 20, 2009
File No. 000-26944

Ladies and Gentlemen:

On behalf of Silicon Storage Technology, Inc. (“SST” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2009, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 20, 2009 (the “2008 Annual Report”). The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Item 7.	Management’s Discussion and Analysis of Financial Condition, page 32

Gross Profit, page 37

1.	We note that sales on impaired inventory affected your 2007 gross margins. Please revise your discussion here in future filings to clearly quantify the impact of sales of previously written down inventory on your gross profit margin for each period.

We respectfully acknowledge the Staff’s comment and advise the Staff that for 2007, gross margin for our memory product segment was positively impacted by the sale of $10.0 million in inventory which had been previously written down. Our non-memory segment was also positively impacted by the sale of $0.7 million in inventory which had been previously written down.

We further advise the Staff that on page 20 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 we disclosed “The decrease in first quarter gross profit, as compared with the fourth quarter, was partially offset by the sale of $1.3 million in inventory which had been previously written down.” We confirm to the Staff that in future filings we will clearly quantify the impact of sales of previously written down inventory on gross profit margin for each period to the extent material.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 72

Investments in Variable Interest Entities, page 77

2.	We note from your disclosures that you are not the primary beneficiary of any variable interest entities (VIEs). For any significant variable interests you hold in which you are the not primary beneficiary, please provide all of the disclosures required by paragraph 24 of FIN 46(R). In this regard, while we note disclosures in Note 16 on page 100 regarding equity method investments, it is not clear which entities listed here have been identified as variable interest entities.

We respectfully advise the Staff that our investments in both Advanced Chip Engineering Technology, Inc. (“ACET”) and Grace Semiconductor Manufacturing Corporation (“GSMC”) are significant variable interests. We will update our accounting policy in Note 1 Investments in Variable Interest Entities to our consolidated financial statements in our Annual Report on Form 10-K for the year ending December 31, 2009 to specifically identify which of our investments are significant variable interests.

The disclosure required by paragraph 24 of FIN 46(R) for both ACET and GSMC is included in Note 16 Equity Investments and Related Party Reporting to our consolidated financial statements in the 2008 Annual Report and additional information regarding just ACET is included in Note 17 Investments in Equity Method Affiliate to our consolidated financial statements in the 2008 Annual Report.

For both ACET and GSMC the maximum exposure to loss as a result of the involvement in these entities is the value of the investment and any amount receivable, both of which are disclosed in Note 16 Equity Investments and Related Party Reporting to our consolidated financial statements in the 2008 Annual Report. As of December 31, 2008, our total maximum exposure to ACET is $2.6 million and our total maximum exposure to GSMC is $11.7 million. In future filings we will disclose the total maximum exposure.

Product Revenue Recognition, page 78

3.	We note that you defer recognition of revenues, costs of revenues and gross profits for certain sales to distributors until the product is sold by the distributor. Please revise future fillings to clearly describe how you present the deferred revenues and deferred costs of revenues in your consolidated balance sheets. If you record both the deferred revenues and the deferred costs together in one line item on the balance sheet, revise future filings to clearly disclose the components of the net deferred balance.

We respectfully acknowledge the Staff’s comment. In future filings we will describe our presentation of deferred revenues and deferred costs of revenues in our consolidated balance sheets as follows:

“Sales to direct customers and foreign stocking representatives are recognized net of an allowance for estimated returns. When product is shipped to direct customers or stocking representatives or by our distributors or SPT to end users, prior to recognizing revenue, we require that evidence of the arrangement exists, the price is fixed or determinable and collection of the resulting receivable is reasonably assured. Sales to distributors are made primarily under arrangements allowing price protection and the right of stock rotation on unsold merchandise. Because of the uncertainty associated with pricing concessions and future returns, we defer recognition of such revenues and related costs of revenues until the merchandise is sold by the distributor. Sales to SPT are treated as consignment sales. Deferred revenue is recorded as a current liability and deferred cost of revenue is recorded as an other current asset. Products shipped to SPT are accounted for as our inventory held at our logistics center and revenue is recognized when the products have been delivered and are considered sold to our end customers by SPT.”

Our deferred revenue and deferred cost of revenue on shipments to distributors as of December 31, 2008 and 2007 were:

	December 31,
	2008	2007
Deferred revenue	$3,003,000	$3,841,000
Deferred cost of revenue on shipments to distributors	1,888,000	1,131,000

We confirm to the Staff that we will disclose deferred cost of revenue on shipments to distributors in future filings, to the extent material.

Note 2 – Available-for-Sale Investments, page 80

4.	If material, please revise future filings to provide all of the disclosures required by 21 of SFAS 115.

We respectfully acknowledge the Staff’s comment. Statement of Financial Accounting Standards No. 115, paragraph 21 states:

“21.	For each period for which the results of operations are presented, an enterprise shall disclose:

a.	The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses that have been included in earnings as a result of those sales

b.	The basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined (that is, specific identification, average cost, or other method used)

c.	The gross gains and gross losses included in earnings from transfers of securities from the available-for-sale category into the trading category

d.	The amount of the net unrealized holding gain or loss on available-for-sale securities for the period that has been included in accumulated other comprehensive income and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period

e.	The portion of trading gains and losses for the period that relates to trading securities still held at the reporting date.”

We respectfully advise the Staff:

a.	Proceeds from sales and maturities of available-for-sale securities are disclosed in the Statement of Cash Flows. There were no material proceeds from sales of available-for-sale securities during 2007 or 2008 and we did not have significant gross realized gains or losses included in earnings. We confirm to the Staff that material proceeds from the sale of available-for-sale securities will be presented separately from maturities in the Statement of Cash Flows in future filings. We also confirm to the Staff that we will disclose gross realized gain and gross realized losses in future filings, to the extent material.

b.	The basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined based upon the specific identification method. Our policy is disclosed in Note 1 Nature of Operations and Summary of Significant Accounting Policies – Financial Instruments to our consolidated financial statements in the 2008 Annual Report.

c.	We did not transfer any securities from the available-for-sale category into the trading securities category for any of the periods presented.

d.	The amount of the net unrealized holding gain or loss on available-for-sale securities for the period that has been included in accumulated other comprehensive income is disclosed in the Statement of Shareholders’ Equity and Comprehensive Loss. There were no material gains and losses reclassified out of accumulated other comprehensive income into earnings during 2007 or 2008. We confirm to the Staff that material gains and losses reclassified out of accumulated other comprehensive income into earnings will be disclosed for all period presented in future filings.

e.	We did not classify any of our securities as trading securities during any of the periods presented.

We confirm to the Staff that future filings will contain the disclosures required by paragraph 21 of SFAS 115 to the extent material.

Note 12 – Impairment of Investments, page 94

5.	We note that you recorded material other than temporary impairments of your investment in GSMC during the three year period ended December 31, 2008. Please tell us and revise future filings to discuss the specific impairment indicators that you consider in evaluating your investment in GSMC. Additionally please revise future filings to disclose your valuation methodology and any significant assumptions you used in determining the fair value of your investment in GSMC.

In 2001 and 2004, we invested an aggregate of $83.2 million in GSMC which was carried at cost with an average price per share of $1.0375 for the preferred equity and $0.01 for the common equity. During the fourth quarter of 2006, we recorded an impairment charge of $40.6 million. In the third quarter of 2007 and again in the fourth quarter of 2008, we recorded further impairment charges of $19.4 million and $11.6 million, respectively (the “Impairments”). The Impairments reduced our original investment to an estimated fair value as of December 31, 2008 of $11.5 million.

Discussion of Specific Impairment Indicators

From 2006 through 2008, GSMC struggled with below break even operations and significant negative cash flow. Throughout this period GSMC continued to raise additional capital for working capital and expansion purposes. Each reporting period we consider the price per share of the most recent round of equity investments, the expected timing of the next round of financing, the history of operating losses and negative cash flow, earnings and cash flow outlook and expected cash burn rate and the technological feasibility of GSMC’s products to determine if there is an indication of impairment. For each prior impairment recorded, the primary triggering event was an expected round of financing at a lower price per share than the carrying value of our preferred and common equity.

Valuation Methodology and Significant Assumptions

We used the following three generally accepted valuation methods discussed below in determining the fair value of our investment in GSMC as of September 30, 2007 and December 31, 2008:

•

The Income Approach which indicates the fair value of a business based on the discounted value of the cash flows the business is expected to generate. In evaluating this approach we discounted the expected cash flows by using a weighted average cost of capital of 14%.

•	The Market Comparable Method which indicates the fair value of a business by comparing it to other publically traded companies in similar lines of business.

•	The Market Transaction Method which estimates the fair value of a business based on the market price of actual merger and acquisition transactions.

To arrive at the fair value of our investment in GSMC, we weighted the indication from the Income Approach at 80% and the indication from the Market Comparable Method and Market Transaction Method at 10% each. In doing so we considered the following:

•

Since comparable companies are not projecting the magnitude of growth that is expected for GSMC due to its planned capacity expansion, we believe that the indicated value by the Income Approach best reflects the long-term growth potential of GSMC.

•

The Market Comparable Method and Market Transaction Method both tend to produce less reliable indications for a private early-stage company with significant growth over the projection period because their value indications are based upon current operating results and therefore are better suited to value companies that are already in a steady state of profitability and growth.

We then used the Option Pricing Approach to allocate the aggregate fair value of our investment in GSMC across the individual classes of GSMC equity we hold based on the concept that equity securities can be viewed as call options on the underlying assets of the company. We determined the strike prices of the options based on the characteristics of the capital structure of the company, such as the number of shares of each class of equity, seniority levels, liquidation preferences and conversion values for preferred equity, and the strike prices of warrants and options. The time to the expiration of these options is equal to the expected time to a liquidity event (initial public offering, sale, merger, etc.).

We confirm to the Staff that we will disclose the specific impairment indicators we considered in evaluating our investment in GSMC and our valuation methodology and any significant assumptions used in determining the fair value of our investment in GSMC similar to the above discussion in future filings.

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In addition, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 735-9110 with any questions or further comments regarding our responses to the Staff’s comments.

SILICON STORAGE TECHNOLOGY, INC.

/S/ JAMES BOYD
James Boyd Senior Vice President, Finance and Chief Financial Officer

cc:	Paul Sawyer – PricewaterhouseCoopers LLP
John T. McKenna, Esq. – Cooley Godward Kronish LLP